Crisis. Continued pressure. Historical presidential election. Provide stimulus. Prolonged recession. New economic policy.  These are some of the most common terms used to describe the state of the economy during the month of November.  November also marked the first month of trading with 4 new diverse trading advisors alongside JWH.  An insane November gave way to relative calm in December. Equities managed a small rally even though global economic health remained poor and despite the effects of the far reaching Madoff scandal. Three of the Trust’s five advisors were positive and two were negative for both November and December.

In their monthly report for December, one of the Trust’s Advisors wrote: “Did the positive performance and relative stability in December reflect nascent strains of optimism for forward-looking markets, or was it more a sign of exhaustion and willingness by participants to commit less to trading and bring the tough year to an early trading end? Time will tell.”

Performance ending the last 2 months of the year across sectors in order of profitability was as follows:

The interest sector was the best performer for the Trust as yields continued a steady fall through year-end.

Currencies was the next best performing sector ending with profits in the Euro, Yen, Canadian Dollar and Australian Dollar

The Agricultural sector was slightly profitable with gains coming from cocoa, orange juice and soybeans.

Trading in the metals sector was slightly profitable with gains in aluminum and copper outweighing losses in Gold and Silver.

Indices proved unprofitable by the end of December. November’s slide turned into a slight upturn by the end of December.

The energy sector was unprofitable for the trust as all components of this sector, with minimal variation, ended year on a down turn.

For the month of November, the Trust posted a loss of -4.13%; for December a loss of -0.43%. While 2008 has been perhaps the most volatile, crisis filled year in decades for financial markets worldwide, it has also been the most successful year for the trust.

We hope you had a safe and happy holiday season and extend our best wishes for a healthy, happy and, in the very least, stable 2009. Once again, please accept our thanks for your continued support of the RJO Global Trust.

The Net Asset Value at December 31, 2008 was $119.39/unit.

Sincerely,
/s/ Annette A. Cazenave
Annette Cazenave
Sr. Vice President

Past performance is not necessarily indicative of future results.

Please see the performance data included on the following page.

RJO Global Trust Performance Data*
June 1997 – December 2008
December 2008	-0.43%
2008 to Date	40.97%
Most recent 12 month return	40.97%
Most recent 36 month return	5.79%
Most recent 60 month return	-2.13%
Correlation to (since inception):
S&P 500	-0.27
Barclay Capital Bond	0.13
MSCI EAFE	-0.24
* Performance returns are based on the monthly rates of return on a compounded basis from the beginning of the relevant period. 36 and 60 month performance returns are not annualized.

R.J. O’Brien Fund Management, LLC
222 S. Riverside Plaza, Suite 900, Chicago, IL 60606 - Toll Free: (888) 292-9399